February 7, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enel Chile S.A.
Amendment No. 3 to Registration Statement on Form F-4
Filed January 31, 2018
File No. 333-221156

Amendment No. 3 to Schedule 13E-3 and Schedule TO-T filed by Enel
Generación Chile S.A., Enel Chile S.A., et al.
Filed January 31, 2018
File No. 005-85152

Ladies and Gentlemen:

On behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), transmitted herewith is Amendment No. 4 (the “Form F-4 Amendment No. 4”) to the Registration Statement on Form F-4 of Enel Chile filed on October 27, 2017 (Registration No. 333-221156) (the “Registration Statement”). This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 6, 2018 in connection with Amendment No. 3 to the Registration Statement (the “Form F-4 Amendment No. 3”) and the related Amendment No. 3 (the “Schedule TO-T/13E-3 Amendment No. 3”) to Schedule 13E-3 and Schedule TO-T filed on October 27, 2017 (the “Schedule TO-T/13E-3”), each filed on January 31, 2018. Set forth below are the Staff’s comments (in bold face type) followed by Enel Chile’s responses. Enel Chile is also filing today Amendment No. 3 to the Schedule TO-T/13E-3 (the “Schedule TO-T/13E-3 Amendment No. 4”).

References to “we,” “us” and “our” in the responses set forth below are to Enel Chile, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form F-4 Amendment No. 4.

In addition to changes made to address the Staff’s comments, the Form F-4 Amendment No. 4 and Schedule TO-T/13E-3 Amendment No. 4 include various updated information and provide certain other information that was not available at the time of the filings of the Form F-4 Amendment No. 3 and the Schedule TO-T/13E-3 Amendment No. 3.

February 7, 2018 Page 2

Amendment No. 3 to Registration Statement on Form F-4

General

1.	We note that you have responded to comment 2 by adding as filers on the Schedule 13E-3 the individual directors who have recommended the Reorganization. Each filer must independently satisfy the disclosure obligations of that Schedule; the required disclosure can be incorporated by reference to disclosure that appears in the prospectus or the Schedule 14D-9 that each will file. Please confirm your understanding, or revise the Form F-4 to include all required disclosure now. As an example only, we refer to the obligation to provide the information required by Instruction 3 to Item 1013 of Regulation M-A for affiliate-filers.

In response to the Staff’s comment, the Company confirms that it understands that each of the individual directors of Enel Chile and Enel Generación included as a filer on Schedule 13E-3 must independently satisfy the disclosure obligations of Schedule 13E-3. The Company also supplementally advises the Staff that it has supplemented the information for the individual directors of Enel Chile and Enel Generación already included in the prospectus with regard to the directors in their capacities as affiliates of Enel Generación, to the extent necessary to satisfy the disclosure obligations as filers under Schedule 13E-3, which will be incorporated by reference into the Schedule 13E-3.

* * * * *

Should you have any questions or comments concerning the Form F-4 Amendment No. 4 or the Schedule TO-T/13E-3 Amendment No. 4, please contact J. Allen Miller at (212) 294-5330 or amiller@winston.com or Sey-Hyo Lee at (212) 294-6655 or shlee@winston.com.

Very truly yours,

/s/ J. Allen Miller
J. Allen Miller

cc:	Mr. Nicolás Billikopf
Capital Markets & Compliance Director
Enel Chile S.A.
nicolas.billikopf@enel.com